Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-1

SunPower Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common stock, par value $0.0001 per share	(1)	457(a)	13,277,150	$0.63	$8,364,604.50	0.0001381	$1,155.15

Total Offering Amounts:							$8,364,604.50		1,155.15
Total Fees Previously Paid:
Total Fee Offsets:
Net Fee Due:									$1,155.15

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Offering Note(s)

(1)	Pursuant to Rule 416(a) of the Securities Act, there are also being registered an indeterminable number of additional shares of common stock, par value $0.0001 per share (“common stock”), of SunPower Inc. (the “Company”) as may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Includes up to: (i) 6,666,666 shares of common stock issued pursuant to the Membership Interest Purchase Agreement, dated September 21, 2025, among the Company, Sunder Energy LLC and the other parties thereto; (ii) 1,805,705 shares of common stock issued pursuant to the Share Purchase Agreement, dated January 30, 2026, among the Company, Cobalt Power Systems, Inc. and the other parties thereto; (iii) up to 380,000 shares of common stock issuable upon the exercise of a warrant to purchase common stock issued to Ayna.AI LLC; and (iv) up to 4,424,779 shares of common stock issuable upon the conversion of a 10% convertible senior secured note due 2029 in the original principal amount of $5.0 million.

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the shares of Common Stock on the Nasdaq Stock Market on June 26, 2026. This calculation is in accordance with Rule 457(c) of the Securities Act.